# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Kezar Life Sciences, Inc., CIK 0001645666
CUSIP: 49372L100
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001193125-19-057665
Filed by CIK 0001769229
Persons authorized to receive notices and communications: Equal Talent Investments Ltd, 2nd Floor, Le Prince De Galles, 3-5 Avenue Des Citronniers, Monaco, Monaco (O9), 98000, 11-377-97-97-47-37; Moringside Tech Advisory, LLC, Attn: Stephanie O'Brien, Esq., 1188 Centre Street, Newton Centre, Massachusetts (MA), 02459, 617-244-2800

## Reporting persons
- Equal Talent Investments Limited (CIK 0001769229): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 616,502; shared voting power 0; sole dispositive power 616,502; shared dispositive power 0; aggregate amount beneficially owned 616,502 (8.66% of the class)
  Comment: Based on 7,119,945 shares of Common Stock outstanding as of February 3, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 5, 2025.
- Tracy Gia Yunn Tsoi: type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); member of a group; source of funds: affiliate funds (AF); sole voting power 616,502; shared voting power 0; sole dispositive power 616,502; shared dispositive power 0; aggregate amount beneficially owned 616,502 (8.66% of the class)
  Comment: Based on 7,119,945 shares of Common Stock outstanding as of February 3, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Kezar Life Sciences, Inc.
Address of issuer's principal executive offices: 4000 Shoreline Court, Suite 300, South San Francisco, California (CA), 94080
Comment:
This Amendment No. 5 amends and supplements the Schedule 13D Amendment No. 4 ("Schedule 13D/A") filed by the Reporting Persons (as defined in Item 2 below) on January 16, 2025 (and relates to their beneficial ownership interest in Kezar Life Sciences, Inc.'s (the "Issuer") common stock, par value $0.001 per share ("Common Stock"). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Except as otherwise provided herein, each Item of the Schedule 13D/A remains unchanged.

On February 28, 2025, Ms. Suk Ying Pauli Ng, notified Equal Talent Investments Limited, a British Virgin Islands exempted company ("ETIL") of her intent to resign as the sole director of ETIL, effective immediately. Ms. Ng served as sole director of ETIL since February 1, 2021. Effective February 28, 2025, Ms. Tracy Gia Yunn Tsoi became the sole director of ETIL.

## Item 2. Identity and Background
Name of person filing:
Each of the following is referred to as a "Reporting Person" and collectively as the "Reporting Persons:"

ETIL, with respect to the Common Stock directly and beneficially owned by it and Tracy Gia Yunn Tsoi, with respect to the Common Stock beneficially owned by her as a result of her position as a director of ETIL; and

Tracy Gia Yunn Tsoi, who is the sole director of ETIL and has sole voting and dispositive power with respect to the securities held by ETIL. Ms. Tsoi disclaims beneficial ownership of the securities owned directly by ETIL. ETIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards, a director of Morningside Venture Investments Limited, has sole authority to remove the trustee.
Residence or business address:
With respect to ETIL and Ms. Tsoi:

c/o THC Management Services S.A.M.,
2nd Floor, Le Prince De Galles
3-5 Avenue Des Citronniers
MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC
Attn: Stephanie O'Brien, Esq.
1188 Centre Street
Newton Centre, MA 02459

Springfield Financial Advisory Limited
Attn: Alice Li/Makim Ma
22nd Floor Hang Lung Centre
2-20 Paterson Street
Causeway Bay, Hong Kong
Present principal occupation or employment: The present principal business of ETIL and Ms. Tsoi is the venture capital and private equity investment business.
Criminal convictions in the last five years: No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: ETIL is a British Virgin Islands Exempted Company. Ms. Tsoi is a citizen of Australia.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained on the cover pages is incorporated by reference to this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
The Information contained on the cover pages is incorporated by reference to this Item 5.
The aggregate percentage of Common Stock reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 7,119,945 shares of Common Stock outstanding as of February 3, 2025, as reported in the Issuer's Registration Statement on Form S-3 filed with the SEC on February 5, 2025. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.
Transactions in the class effected during the past sixty days: N/A
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement

99.2 Power of Attorney dated as of February 25, 2025 for Tracy Gia Yunn Tsoi

## Signatures
- Equal Talent Investments Limited: /s/ Tracy Gia Yunn Tsoi, Tracy Gia Yunn Tsoi, Director (03/03/2025)
- Tracy Gia Yunn Tsoi: /s/ Tracy Gia Yunn Tsoi, Tracy Gia Yunn Tsoi (03/03/2025)